Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations	Nimish P. Patel (310) 312-3102 Phone (310) 231-8302 Fax nxp@msk.com

March 26, 2018

Confidential Submission Via Edgar

Anne Nguyen Parker
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Re:	HyreCar Inc. Draft Registration Statement on Form S-1 Submitted February 7, 2018 CIK No. 0001713832

Ladies and Gentlemen:

On behalf of HyreCar, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated March 6, 2018 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on February 7, 2018. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff's comment and respectfully advises the Staff that at this time neither it, nor anyone on its behalf, has distributed any such written communications to potential investors. The Company further advises the Staff that, if any such communications are used, it will supplementally provide the same to the Staff.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683 Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company acknowledges the Staff's comment and confirms that, prior to printing and distribution of the preliminary prospectus, the Company will provide the Staff with mock-ups of any pages that include pictures or graphics to be presented, including any accompanying captions.

3.	We note that you intend the registration statement for use in the initial public offering as well as for use by selling stockholders. We further note that you intend for the two prospectuses to be identical in all respects except for the alternate pages for the selling stockholder prospectus. Please review to ensure that your disclosure is clear as to which offering you are referring when you use the term “this offering.”

The Company acknowledges the Staff's comment and respectfully advises the Staff that, where applicable, it has revised the disclosure to clarify which offering it is referring to when it uses the term “this offering.”

4.	On the prospectus cover page please state clearly, if true, that there are no arrangements to place funds from the minimum-maximum primary offering in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into an agreement with Network 1 Financial Securities, Inc. to act as underwriter in marketing the primary offering to prospective investors on a “firm commitment” basis. The Company will no longer have a minimum amount for the primary offering.

5.	In this regard, please tell us how you will comply with Rules 10b-9 and 15c-2 of the Exchange Act with respect to the primary offering. Please explain how and when you will refund subscribers’ moneys if the minimum offering amount has not been raised 60 days after the date of this prospectus.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into an agreement with Network 1 Financial Securities, Inc. to act as underwriter in marketing the primary offering to prospective investors on a “firm commitment” basis. The Company will no longer have a minimum amount for the primary offering.

6.	Please disclose whether the underwriter, any affiliate of the issuer, or any other party in the marketing of the securities reserves the right to purchase securities in the primary offering in order to meet the minimum purchase requirements. If so, please also disclose the amount of securities that may be purchased and include an appropriate risk factor.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into an agreement with Network 1 Financial Securities, Inc. to act as underwriter in marketing the primary offering to prospective investors on a “firm commitment” basis. The Company will no longer have a minimum amount for the primary offering.

7.	We note your statement on page 18 that you expect trading of your common stock to commence following the Termination Date of this offering “as it may be extended.” Please confirm that you will file a post-effective amendment notifying all persons who have subscribed to the primary offering of any extension of the offering period and informing the purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to you that they wish to subscribe to the extended offer.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into an agreement with Network 1 Financial Securities, Inc. to act as underwriter in marketing the primary offering to prospective investors on a firm commitment basis. The offering will not be extended except in connection with the exercise of the over-allotment option.

8.	With respect to the resale offering, we note your statement on the cover page that “The selling stockholders must sell their shares at a fixed price per share of $ until there is a public market for our shares of common stock.” Please clarify what you mean by “public market for our shares.”

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has clarified that the selling stockholders may sell the shares of common stock in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices.

Prospectus Summary

Overview, page 1

9.	In the fifth paragraph under this heading where you provide the amount of net revenues and gross billings, please also provide a corresponding profitability measure, such as operating loss or net loss for each period presented. Your disclosure should also include the amount of net revenues and a profitability measure for the nine months ended September 30, 2017. Please revise also on page 30 under Our Business.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on page 1 to remove the discussion of gross billings. The Company has revised the disclosure on page 1 and 30 to include (i) its operating loss for the years ended December 31, 2017 and 2016 and (ii) the amount of revenues for the years ended December 31, 2017 and 2016.

10.	With respect to gross billings, please disclose that such amount is a non-GAAP measure and that it is not recorded as revenue in your financial statements. Provide an explanation of its usefulness to an investor. Please provide a cross-reference to the explanation of how gross billings is derived, such as found on page 5 under the heading Revenue Model. Notwithstanding the reconciliation table of net revenues in Note 2 on page F-10, please further provide a tabular reconciliation within the registration statement, such as in MD&A, for each period in which gross billings are presented, that reconciles the amount of gross billings to the most directly comparable GAAP measure of net revenues. The reconciliation table should begin with the amount of your GAAP net revenues. We refer you to guidance in Item 10(e)(1)(i) of Regulation S-K and Questions 102.4 and 102.10 of the Staff’s Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated October 17, 2017.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on page 5 to (i) clarify that gross billings is a non-GAAP measure, (ii) clarify that gross billings is not recorded as revenue in our financial statements, (iii) explain the usefulness of gross billings to investors and (iv) provide an explanation of how gross billings is derived. Further, the Company has revised the disclosure on pages 5, 25, 36 and F-10 to provide a tabular reconciliation, for each period in which gross billings are presented, that reconciles the amount of gross billings to the most directly comparable GAAP measure of revenues, beginning with the with the amount of GAAP revenues.

11.	We note you use the term gross billings and present its percentage growth throughout the filing. In this regard, wherever gross billings are discussed, also disclose the GAAP primary measure of net revenues and its growth percentage and clarify in each case that gross billings and its percentage growth do not represent your revenues and percentage growth as shown in the financial statements.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure wherever gross billings are discussed to disclose the GAAP primary measure of revenues and its growth percentage and clarify in each case that gross billings and its percentage growth do not represent our revenues and percentage growth as shown in our financial statements.

Insurance Opportunity, page 3

12.	The table that appears on page 4 is not legible. Please revise.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has removed the table on pages 4 and 36.

The Offering, page 10

13.	Refer to the line item “common stock outstanding prior to the offering.” Please provide us with a reconciliation of the 7,682,577 shares shown with the number of common shares outstanding of 4,802,393 as shown in the September 30, 2017 balance sheet on page F-3.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has updated its numbers to reflect that, as of December 31, 2017, the Company had 5,252,953 shares of common stock outstanding. Subsequent to December 31, 2017, the Company issued 264,285 shares of its common stock to 3 consultants. Assuming full conversion of the Company’s outstanding preferred stock in connection with the primary offering and the inclusion of the 264,285 shares of common stock, the total amount of shares outstanding prior to the offering is 7,946,876 shares, as disclosed on page 10.

14.	Also, we note your disclosure near the bottom of page 10 that “unless expressly indicated or the context requires otherwise, all information in the prospectus assumes” the conversion of all outstanding shares of your convertible preferred stock into 2,429,624 shares of your common stock in connection with the IPO. Please consider including an abbreviated description of this disclosure next to the line item, common stock outstanding prior to the offering, if appropriate, and to the extent such line item includes the assumed converted preferred shares.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has included a footnote in the line item “common stock outstanding prior to the offering” to clarify that the number provided assumes the conversion of all of its issued and outstanding preferred stock into 2,429,638 shares of common stock. The previously disclosed amount of 2,429,624 was in error.

15.	Also, if true, please provide similar disclosure in the Capitalization table on page 21 with a footnote to the table that all of the outstanding shares of your preferred stock will be converted into common shares in connection with the IPO. Within this note disclose that the minimum and maximum pro forma as adjusted columns will reflect the preferred stock conversion. Also, please consider disclosing the preferred stock conversion rate or formula.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has included a footnote to the Capitalization table on page 21 clarifying that all of its outstanding shares of preferred stock will be converted into shares of common stock in connection with the primary offering. With regard to the request that the minimum and maximum pro forma as adjusted columns reflect the preferred stock conversion, the Company respectfully refers the Staff to its response to comment 4 above.

16.	Refer to the bullet points on page 10 regarding the exclusion from the number of common shares to be outstanding after this offering. Please disclose or tell us the reason why you have not included within this section the common stock underlying the underwriter warrants that are being registered in the offering. Refer to the disclosure under Calculation of Registration Fee on the inside cover page and to Underwriter Warrants on page 53.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on page 10 regarding the shares excluded from the number of common shares to be outstanding after the primary offering to reflect the common stock underlying the underwriter warrants that are being registered in the primary offering.

Risk Factors, page 11

17.	Please add a risk factor describing the risk to investors that the proceeds from the primary offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has entered into an agreement with Network 1 Financial Securities, Inc. to act as underwriter in marketing the primary offering to prospective investors on a firm commitment basis. The Company will no longer have a minimum amount for the primary offering.

18.	Please include risk factor disclosure regarding the going concern issues identified in the auditor’s reports.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has included risk factor disclosure regarding the going concern issues identified in the auditor’s reports on page 14.

Capitalization, page 21

19.	We note your total capitalization line item on an actual basis at September 30, 2017 appears to represent the aggregate amount of your total liabilities and stockholders’ deficit as shown on the face of the balance sheet on page F-3. Instead, please revise the table to include liability line items for any outstanding long-term debt, including current maturities, such as the notes payables shown on page F-3, and revise the total capitalization amount accordingly.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the total capitalization line item on an actual basis at December 31, 2017 to include liability line items for outstanding debt, including current maturities, and revised the total capitalization amount.

Management’s Discussion and Analysis

Overview, page 24

20.	Immediately following the first paragraph under this heading, where you discuss the Series Seed 1 convertible preferred stock, please clarify that the issuance in fiscal year 2016 was at a price per share of $0.71 rather than $0.386.

The Company acknowledges the Staff's comment and respectfully advises the Staff that the stated per share price of $0.71 for the Series Seed 1 convertible preferred stock is correct. The per share price of $0.71 reflects a 1.8404 for 1 reverse stock split implemented by the Company on May 18, 2017. The Company has revised the disclosure to disclose that all share and per share information relating to its common stock has been adjusted to reflect the reverse stock split.

Our Business

Business Structure and Strategy, page 36

21.	Please disclose the number of your employees.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on page 38 to disclose that it currently has 26 employees.

Management, page 39

22.	If applicable, please state the nature of any family relationship between Messrs. Joseph Furnari and Michael Furnari. See Item 401(d) of Regulation S-K.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on page 40 to disclose that Messrs. Joseph Furnari and Michael Furnari are brothers.

Executive Compensation

Outstanding Equity Awards at 2017 Fiscal Year-End, page 43

23.	We note that the stock awards listed in this table are not included in the summary compensation table on page 42. Please revise for consistency or advise.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure in the summary compensation table on page 41 to reflect the stock awards shown in the outstanding equity awards at 2017 fiscal year-ended table on page 42.

Certain Relationships and Related Transactions, page 45

24.	Refer to the discussion of Sale of Series Seed 1 Preferred. Please clarify that the issuance of 1,407,671 shares of preferred stock to Abdullah Al Dhowayan occurred during 2016 and 2017, rather than between August 22, 2016 and December 20, 2016. Refer to the disclosures on pages 24 and F-5. Please also revise the disclosure in Item 15.2 on page II-3.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure on pages 44 and II-3 to reflect that the issuance of 1,407,671 shares of preferred stock to Abdullah Al Dhowayan occurred between August 22, 2016 and February 14, 2017.

Principal Stockholders, page 46

25.	Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has updated the beneficial ownership information to be as of the most recent practicable date.

Financial Statements

Statements of Operations, page F-4

26.	We note you generate revenue primarily from transaction fees when a car is rented on your website and generate other sources of revenue from referral fees, motor vehicle record fees (application fees), claim fees, and insurance fees. Please tell us the consideration given to separately disclosing on the face of the statements of operations and providing an MD&A discussion of the amount of revenue and cost of revenue from transaction fees from that of your other sources of revenue. Also, to the extent any of the other sources of revenue generated 10% or more of consolidated revenues, please separately disclose and provide a related discussion in MD&A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the presentation of revenue on the ace of the statements of operations and whether revenue should be broken out into multiple line items. During the periods presented, the majority of its revenues were derived from the transaction and insurance fees. Currently, the rental of a vehicle on the Company’s platform for which it earns a transaction fees requires that insurance also be generated for the rental duration. Accordingly, although there is revenue generated from the transaction fee and insurance fee, the revenue is being derived from a single transaction, and therefore, the Company has taken the position that during the periods presented, no revenues should be broken out in separate line items. Lastly, the Company has revised its revenue recognition policy disclosed in the Registration Statement to indicate that revenue is primarily from the transaction and insurance fees. All other revenue was less than 10% individually and in aggregate compared to revenue as a whole; therefore, no additional disclosure in the MD&A is appropriate.

Item 15. Recent Sales of Unregistered Securities, page II-3

27.	Please confirm that you have listed all applicable sales of unregistered securities. For example, we note the issuances of securities to Abdullah Al Dhowayan, Joseph Furnari and Michael Furnari listed on page 45. We also note the senior secured convertible promissory notes you issued in January 2018 and the stock option issuances of 301,000 stock options as described in the last paragraph on page F-19.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has listed all applicable sales of unregistered securities.

Item 17. Undertakings, page II-5

28.	Please provide the undertakings set forth in Items 512(a)(5) and 512(a)(6) of Regulation S-K or advise.

The Company acknowledges the Staff's comment and respectfully advises the Staff that it has revised the disclosure to reflect the undertakings set forth in Items 512(a)(5) and 512(a)(6) of Regulation S-K.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to contact me or Blake Baron, Esq. at (310) 312-3102 or (917) 546-7709, respectively.

Sincerely,

/s/ Nimish Patel
Nimish Patel, Esq.

cc:	Joseph Furnari, HyreCar, Inc.
Blake Baron, Mitchell Silberberg & Knupp LLP
Philip Magri, Magri Law, LLC